Shinhan Bank’s Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2009

On March 9, 2010, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2009 as follows:

1. Date and Time: March 24, 2010, 8:30 A.M., Seoul time.

2. Venue: Conference room, 6th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda:

1) Approval of balance sheets, income statements and statements of appropriation of retained earnings for the fiscal year of 2009 (January 1, 2009 ~ December 31, 2009)
2) Approval of Revision to Articles of Incorporation
3) Approval of Director Remuneration Limit
4) Appointment of Directors